Exhibit 3.35

CERTIFICATE OF FORMATION

OF

OWENS CORNING FABWEL, LLC

This Certificate of Formation of Owens Corning Fabwel, LLC (the “LLC”) is being duly executed and filed by James R. Whitney, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101 et seq.)

1. The name of the limited liability company formed hereby is Owens Corning Fabwel, LLC.

2. The address of the registered office of the LLC in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Owens Corning Fabwel, LLC this 12th day of July, 2006.

/s/ James R. Whitney
James R. Whitney
Authorized Person